U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           FORM 10-SB12G

                    GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                           4ForGolf, Inc.
           ------------------------------------------------
            (Name of Small Business Issuer in Its Charter)

             Nevada                         88-0504530
     ----------------------      -----------------------------
 (State or Other Jurisdictions      (I.R.S. Employer Identifi-
 Incorporation or Organization)      cation Number


     202-1128 West Broadway
    Vancouver, B.C., Canada                  V6H 1G5
-----------------------------------         ---------
(Address of Principal Executive Offices)    (Zip Code)

                         (604) 739-2411
         -----------------------------------------------
         (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                           PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

General
-------
4ForGolf, Inc. was incorporated in the State of Nevada on July 9, 2001 to engage in the business of operating an online golf tee-time reservation service, online golf PRO shop and a golfing resource website.

We are currently in the development stage and have not yet commenced operations or generated any revenues. At July
11, 2002 and as of the date of the filing of this registration statement, our accumulated deficit is $3,637.
We have established the 4ForGolf.com website, which will offer on-line tee time bookings and golf pro shops to members 24 hours a day, 7 days a week, 365 days a year.
Our website currently offers up-to-the-minute news from the golfing world, a monthly tips column written by a golf pro, a chatroom for golfers, a message board where users can post ads for buying or selling used equipment, information on golf-related travel, information about various golf courses, weather reports, golf rules and regulations, information on professional golfers and associations, golf trivia and other golf-related inforamtion. We are in the process of building our contacts with golf courses to add real time tee time reservations to our services. Our principal objective is to attract a faithful following of golfers by providing fresh, dynamic content and interactivity, which will, in turn provide a captive audience for the purposes of advertising and sale of related products and services to generate additional revenues.

Available Information
---------------------
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange
Act), and, accordingly, file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission(the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

Business Strategies
-------------------
Our primary objective is to establish the 4ForGolf.com website as a trusted and reliable source for online golf information, resources and tee time reservations. Our business strategy incorporates the following key elements:

- Establish the 4ForGolf brand - Our vision is to create brand awareness so the North American golfing community will associate the 4ForGolf.com website with reliability and a high level of consistency. We intend to allocate marketing resources to enhance and build brand awareness through online and general advertising.

- Establish a golf resource information section on the website that will provide members with high quality, golf-related content. We intend to provide information on the history of golf, the rules of golf, various golf tour updates and scores, as well as an online golf shop where preferred golf merchandise can be purchased.

- Provide members with a user friendly website that will allow easy access to their golfing needs. We intend to continue to develop useful tools that will enable our members to enjoy the convenience of obtaining golf-related information, as well as the opportunity to purchase premier golf merchandise. In addition, we are currently contacting golf courses throughout the world to establish and build our database for eventual online tee time reservations.

- Provide an e-mail based newsletter to keep our membership base well informed of new developments at 4ForGolf.com, as well as to increase the amount of new traffic and attract first time users to our website. Promotions associated with the e-mail newsletter may include special tee time offers, golfing events, golf pro shop discounts and new golf course information.

Website Development
-------------------
We are currently developing our website www.4forgolf.com and are researching and gathering resources and information. The information we have gathered to date includes fitness, travel, golf course reviews, equipment reviews, golf-related humor, rules and regulations of the game, tour schedules, up-to-date news feeds, monthly tip column and various golf articles. The site is in the process of complete re-design for the purposes of upgrading these resources to include expanded subtopics under the existing topics. This will also allow greater flexibility when choosing new content. The current design is being expanded to avoid technical difficulties when including third-party content on the site.

Monthly Tip Column
------------------
The monthly tip column is written exclusively by Adam Schwartz, an unrelated third party and retired CPGA Golf Pro, on a monthly basis, and is delivered via email to us. We currently pay Mr. Schwartz $100 US for this advice column. In addition, we are in negotiations with Mr. Schwartz regarding his participation in a chat room. We hope to engage his services as a moderator at least once a week at a specified time to answer questions and expand on the tips he writes about in his column. The chat room is intended to be a gathering spot for golf enthusiasts. If we find that the traffic is heavy through the chat room, then we will explore the possibility of engaging additional moderators in the future.

Marketing
---------
Our primary marketing objectives will focus on increasing the number of golf courses that will participate in our on-line tee time reservation network. Marketing will initially be targeted to the vast majority of golf courses in North America, with expansion to Europe and other foreign countries in the future.
We intend to try to develop relationships with local golf courses in British Columbia, Canada first, and assess the feasibility of expansion based on the number of golf courses who commit to sign up, as well as the cash flow generated from the participation of these courses before we decide to expand into the international market. We estimate we should be able to assess our international abilities within approximately six months, at which time we will have a list of golf courses committed to using our tee-time reservation booking system and will either begin development of our own software program or acquire a third-party reservation system.

Management believes that click-through banner advertising has been an accepted means to drive traffic and create awareness within the Internet network for several years. We feel that in order to generate revenues and create awareness of our website and offerings, we must allocate our marketing resources to the mass Internet audience and believe that banner advertising will be a cost effective means of creating that awareness. We also intend to pursue general advertising through conventional marketing and advertising channels.

Revenue Sources
---------------
We expect to derive revenues from commissions paid by third-party e-retailers when our subscribers purchase their golf-related products from the links on our website. The vendors we intend to link to pay commissions to third party referrals at rates between 2% and 15% of the gross sale. We also expect to derive revenues from the sale of banner advertising on our website and from tee-time bookings once we implement a reservation booking software.

Competition
-----------
A large number of Internet companies compete for users, advertisers and other sources of online revenue. There are a number of companies that currently offer some form of golf reservation system, ranging from stand alone system providers, call center tee time providers and other Internet tee time providers. We believe some of our key competitors in the Internet tee time market are Vision LLC, EZ Links Golf Inc., The Golfer, LinkTime.Com, Netcaddy and Book4Golf.Com, among others.

In order to be competitive, we must have the ability to respond promptly and efficiently to the ever-changing marketplace. We must establish our brand name as a reliable and constant source for online tee time reservations within the North American golfing community. Any significant increase in online competitors or competitors with better, more efficient products and services could make it more difficult for us to gain market share or establish and generate revenues; however, we believe we can successfully compete in the market by establishing timely and reliable service for our members and by offering preferred and premier golf products from well known, established brand name golf-related companies.

Government Regulations
---------------------
There are an increasing number of laws and regulations pertaining to the Internet being proposed. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, and quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues related to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, regulation of medical devices and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. We fully intend to comply with any new legislation or regulation which may apply to our business operations, however, any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on our business operations, results of operations and financial condition.

Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on our website.
Legislation regulating online content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues.

E-commerce is fairly new and rapidly changing and worldwide regulation relating to the Internet and e-commerce is still evolving. Currently, there are few laws or regulations directly applicable to e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet covering issues such as user privacy, pricing, taxation, content and quality of products and services. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease use of our website, or could otherwise have a material adverse effect on our business.

Employees
---------
At the present time, we currently have no employees other than our officers and directors. We intend to add staff as needed, as we expand our business operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
We expect our current cash in the bank of $68,003 at July 11, 2002, plus revenues we expect to derive from our business operations to satisfy our cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. Our auditors, however, expressed the opinion on December 31, 2001 and at July 11, 2002 that, unless we realize a substantial infusion of cash, either through revenues or sales of our equity securities, it is doubtful we can sustain our business as a going concern.

The majority of research and development of our business plans has been done by our President at no cost to us. Following is our projected timetable and the benchmark dates for each milestone for the next 12 months to accomplish full implementation of our plan of operation:

- October 2002: Completion of site re-design. Start of testing phase.

- November 2002: Completion of testing phase. Site changed to new design. Old site discarded.

- November-December 2002: Introduction of new banner ads from marketing efforts.

- December-January 2002: Initial assessment of total return from Golf Course Subscription drive. Determination made on whether to continue subscription marketing efforts for implementation of online tee-time bookings.

- January-February 2002: Final assessment of return from subscription drive. Determination made on whether to develop tee-time reservation software or purchase third-party software.

- February 2002: If subscription drive unsatisfactory, implementation and introduction of third-party module for online booking of tee-time reservations.

- February 2002: If subscription drive is successful, begin development of our own software for tee-time reservations.

- March 2002: Assessment marketing results and number of golf courses committed and determine whether to expand marketing efforts and allocate funds to expansion to the international market.

As of the date of this registration statement, we have not yet commenced full business operations or generated any revenues. During the next 12 months, we intend to spend approximately $15,000 on research and development. We do not intend to purchase any significant property or equipment during the next 12 months.

Results of Operations
---------------------
For the period from inception to December 31, 2001 and the period ended July 11, 2002, we had no revenues and incurred net operating losses of $3,637 and $2,997, respectively, consisting of general and administrative expenses, research and development and legal and professional fees incurred in connection with the filing of our initial public offering documents in the State of Nevada. Net cash provided by financing activities was $ -0- for the period from inception to the year ended December 31, 2001 and $65,000 for the period ended July 11, 2002. Our ability to continue as a going concern is dependent upon our ability to generate revenues or raise funds through sale of equity securities.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We currently lease shared office facilities at 202-1128 West Broadway, Vancouver, B.C., Canada V6H 1G4 from an unrelated third party on a month-to-month verbal rental agreement for approximately $80 US per month. The facilities include answering services, fax services, reception area and shared office and boardroom meeting facilities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding Common Stock beneficially owned on December 31, 2001 and July 11, 2002, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At December 31, 2001 and July 11, 2002, there were 1,000,000 and 2,300,000, respectively, shares of our Common Stock issued and outstanding.

Name and Address        Amount and Nature of
of Beneficial              Beneficial            Percent of
Owner (1)                 Ownership (2)            Class
----------------        --------------------     ----------
David Knapfel               400,000                 17%
202-1128 W. Broadway
Vancouver, BC Canada V6H 1G5

Allan Wasel                 400,000                 17%
3202-1201 Marinaside Cres
Vancouver, BC Canada V6Z 2V2

Dayna Wosk-Pipke            200,000                  9%
143 S. Grosvenor Ave.
Burnaby, BC Canada V5B 3N7
----------------------------
All Executive Officers and
Directors as a group
(3 persons)               1,000,000                 43%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
SIGNIFICANT EMPLOYEES
----------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age     Position(s)
----                        ---     -----------
David Knapfel     	    30	President and Director

Dayna Wosk-Pipke            29      Vice-President and
                                    Director

Allan Wasel                 36      Secretary, Treasurer and
                                    Director

Background of Officers and Directors
------------------------------------
David Knapfel has been the President and a Director of our company since July 1, 2002. From August 2001 to the present,
Mr. Knapfel has been the owner of Touchwood Co., Ltd., a retailer and wholesaler dealing in the restoration and exportation of SE Asian antique furniture located in Bangkok, Thailand. From
April 1999 to August 2001 he was the owner of Dogma.com Co., Ltd., a company specializing in print and internet graphic design. From April 1997 to April 1999 he worked as a freelance print and Internet graphic designer. He attended the British Columbia Institute of Technology and graduated with a Diploma in Technology, Building Economics & Design in April 1997. Mr.
Knapfel currently devotes full-time to our business.

Dayna Wosk-Pipke has been the Vice-President and a Director of our company since inception. From 1994 to the present, Mrs. Wosk-Pipke has been employed by the Pan Pacific Hotel in Vancouver, B.C., Canada, in the food and beverage department. From 1993-1994, she managed an Esprit retail-clothing store in Vancouver, overseeing day-to-day operations. She attended Langara College in Vancouver from 1991-1993. Mrs. Wosk-Pipke devotes approximately 2 hours per week to our business.

Allan Wasel has been the Secretary, Treasurer and a Director of our company since inception. Mr. Wasel has worked in the Real Estate Industry in Canada since the early 1990's, with sales exceeding the 50 million dollar range. From the early 1990's to April 2001, he worked with Sutton Group Locarno in Vancouver, B.C., Canada and from April 2001 to the present he has worked for Amex Realty in Vancouver, B.C., Canada. Mr. Wasel graduated from The University of British Columbia in
1998 with a Bachelor of Arts Degree in Psychology with elective concentration on Financial accounting and marketing. He also currently holds his Agent 9:15 real estate license from the Province of British Columbia. Mr. Wasel devotes approximately 5 hours per week to our business.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.
Therefore, no summary compensation tables are included herein.

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We do not currently have any related transactions and have not yet formulated a policy for the resolution of any conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
At July 11, 2002 and at the date of the filing of this registration statement, there were 2,300,000 (there was 1,000,000 outstanding on December 31, 2001) shares of Common
Stock issued and outstanding.

Common Stock
------------
The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities. There are no provisions in our Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of our company.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by our independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Signature Stock Transfer of Dallas, Texas, an independent stock transfer agency.


                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
At July 11, 2002 and as of the date of the filing of this registration statement, there were 35 shareholders of record, holding a total of 2,300,000 shares of our Common Stock. The Common Stock is currently listed for trading in the pink sheets under the symbol, FFGF; however, trading has not yet commenced.

A total of 1,000,000 shares our held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 2,300,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
De Visser Gray, Chartered Accountants, have been our only auditors since inception and there have been no disagreements between us and De Visser Gray.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On July 30, 2001, a total of 1,000,000 shares of Common Stock were issued to our officers and directors in exchange for proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company. This transaction was conducted in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made by the Issuer in transactions not involving any public offering.

In July, 2002, a total of 2,300,000 shares of Common Stock were issued to 32 investors in exchange for $65,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was registered for sale with the Nevada Secretary of State Securities Division on December 4, 2001. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the Company's officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Article XII of our Articles of Incorporation and Article 5 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                        PART F/S

Following are the audited financial statements for the year ended December 31, 2001 and the period ended July 11, 2002, prepared by De Visser Gray, our Independent Chartered
Accountants.

                    4FORGOLF, INC.
             (A Development Stage Company)







                 FINANCIAL STATEMENTS
             (Expressed in U.S. Dollars)






                 DECEMBER 31, 2001

                        and

                   JULY 11, 2002

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS
401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

                        AUDITOR'S REPORT

To the Stockholders of 4ForGolf, Inc.

We have audited the balance sheets and statements of stockholder's equity of 4ForGolf, Inc. as at December 31, 2001 and July 11, 2002 and the statements of operations and deficit and cash flows for the periods from the date of incorporation on July 9, 2001 to December 31, 2001 and from January 1, 2002 to July 11, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position and stockholder's equity of the Company as at December 31, 2001 and July 11, 2002 and the results of its operations and cash flows for the periods from the date of incorporation on July 9, 2001 to December 31, 2001 and from January 1, 2002 to July 11, 2002, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Visser Gray
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
July 23, 2002


                        4FORGOLF, INC.
                       Balance Sheets
                            As at


                                  July 11,     December 31,
                                   2002          2001
                                  (U.S.$)       (U.S.$)
                                 ---------     -----------
A S S E T S
Current Assets

  Cash                             68,003         1,863
                                 ========      ========

L I A B I L I T I E S
Current Liabilities

  Accounts payable                  1,000           500
                                 --------      --------

S T O C K H O L D E R S'   E Q U I T Y

Share Capital (note 4)

Authorized: 100,000,000
common shares, par value
$0.001 per share

Issued: 2,300,000 common
shares (December 31, 2001 -
1,000,000 common shares)            2,300        1,000

Additional paid in capital         67,700        4,000

Deficit accumulated during
the Development Stage              (2,997)      (3,637)
                                 --------      -------
                                   67,003        1,363
                                 --------      -------
Continuance of Operations
(note 3)                           68,003        1,863
                                 ========      =======

            See notes to the financial statements


                      4FORGOLF, INC.
           Statements of Operations and Deficit

                          Cumulative      For the    For the
                           Amounts        Period     Period
                           Date of         from       from
                         Incorporation    Jan. 1   Incorporation
                         (July 9, 2001)   2002 to  (July 9, 2001)
                          to July 11,     July 11,  to December
                             2002          2002     31, 2001
                            (U.S.$)      (U.S.$)     (U.S.$)
                          ------------   ---------  ------------
Expenses
--------

  Bank charges                 258          141         117
  Dues and fees                620           -          620
  Professional fees          3,400          500       2,900
  Foreign exchange gain     (1,281)      (1,281)        -
                            ------       ------      ------

Net income (loss) for
the period                  (2,997)         640      (3,637)


Deficit - beginning of
period                         -        (3,637)         -

Deficit - end of period     (2,997)     (2,997)      (3,637)
                            ------      ------       ------


Weighted average number
of shares outstanding                 1,013,542    1,000,000
                                      =========    =========

Earnings (loss) per share              $  0.00     $  (0.00)
                                       =======     ========








         See notes to the financial statements

                      4FORGOLF, INC.
                Statements of Cash Flows

                          Cumulative      For the    For the
                           Amounts        Period     Period
                           Date of         from       from
                         Incorporation    Jan. 1   Incorporation
                         (July 9, 2001)   2002 to  (July 9, 2001)
                          to July 11,     July 11,  to December
                             2002          2002     31, 2001
                            (U.S.$)      (U.S.$)     (U.S.$)
                          ------------   ---------  ------------

Cash Provided By (Used For):
---------------------------

Operating Activities

  Net income (loss) for
  the period                 (2,997)         640      (3,637)

  Adjustment to
  reconcile net loss
  to cash provided by
  operations:

   - increase in accounts
     payable                  1,000          500        500
                           --------     --------   --------

                             (1,997)       1,140     (3,137)

Financing Activity
------------------
Proceeds from the issue
of share capital             70,000       65,000      5,000
                           --------     --------   --------

Net cash provided during
the period                   68,003       66,140      1,863

Cash - beginning of period     -           1,863        -
                           --------     --------   --------
Cash - end of period         68,003       68,003      4,981
                           ========     ========   ========




          See notes to the financial statements


                   4FORGOLF, INC.
         Statements of Stockholders' Equity



                                                        Total
                     Common   Additional  Accumulated Stockholders'
                     Stock     Paid-in      Deficit     Equity
                 (in millions)            Capital
                               (U.S.$)     (U.S.$)     (U.S.$)
                    -----------------------------------------------

Shares issued        1,000       4,000        -           5,000

Net loss from
July 9, 2001
to December 31,
2001                  -            -        (3,637)      (3,637)
                    -----------------------------------------------
Balance, December
31, 2001             1,000       4,000      (3,637)       1,363


Shares issued        1,300      63,700        -          65,000

Net income from
January 1, 2002
to July 11, 2002      -            -           640          640
                    -----------------------------------------------

Balance,
July 11, 2002       2,300       67,700      (2,997)      67,003
                    ===============================================




          See notes to the financial statements

                       4FORGOLF, INC.
                 (A Development Stage Company)
              Notes to the Financial Statements
           For the periods from the date of incorporation on July 9, 2001 to December 31, 2001 and from
                January 1, 2002 to July 11, 2002

1.      BUSINESS OF THE CORPORATION AND GOING CONCERN

The Company was incorporated as 4ForGolf, Inc. in the State of Nevada, United States of America on July 9, 2001 under the Nevada Revised
Statutes, Chapter 78, Private Companies.

The Company has offices in Reno, Nevada, U.S.A. and Vancouver, B.C.
The Company is in its development stage and to date its activities have been limited to initial organization and capital formation.

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars using United States of America Generally Accepted
Accounting Principles.

Accounting Method

The Company records income and expenses on the accrual method.

Fiscal Year

The fiscal year end of the Company is December 31.

Earnings (Loss) Per Share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share reflects the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.

Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with United States Generally Accepted Accounting Principles requires the Company's management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.




2.      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Foreign Currency Transactions

The Company's primary functional currency is the Canadian dollar.
Year- or period-end monetary assets and liabilities resulting from Canadian dollar-denominated transactions are recorded in U.S. dollars utilizing year- or period-end exchange rates, while transactions involving income and expense accounts are recorded using the average rates in effect during the period or year. Gains and losses arising from foreign currency transactions are included in current operations.

3.      SHARE CAPITAL

Authorized

The authorized share capital consists of 100,000,000 shares of common stock with a par value of $0.001.

<TABLE

Issued:
                             Price per     Number     Amount
                               share        of        U.S.$
                               U.S.$       Shares
                             -------------------------------
Private placement              0.005    1,000,000     5,000
                             -------------------------------
Balance - December 31, 2001             1,000,000     5,000

Private placement              0.050    1,300,000    65,000
                             -------------------------------
Balance - July 11, 2002                 2,300,000    70,000
                                        ====================











           See notes to the financial statements

                            PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------


Exhibit No.       Description               Page No.
----------        -----------               --------

    3(i)          Articles of Incorporation

    3(ii)         Bylaws


                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  4ForGolf, Inc., a Nevada
                                  corporation

Date:  October 8, 2002      By:/s/ David Knapfel, President,
                                   and Director

Date:  October 8, 2002      By:/s/ Dayna Wosk-Pipke, Vice
                                   President and Director

Date:  October 8, 2002      By:/s/ Allan Wasel, Secretary,
                                   Treasurer and Director